SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 10, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

1st Quarter Results Announcement

São Paulo, May 10, 2007

Index

Highlights	3

Prizes Received	4

Improvement on the Spread (RASK – CASK)	4
Graph 1: Trend of CASK and Spread (RASK – CASK)	4

Operational Performance	5
Market	5
Graph 2 Market growth – domestic and international – 1Q07 vs. 1Q06	5
Graph 3: Market share - domestic and international – 1Q07 vs. 1Q06	5
Table 1: Operational data 1Q07 vs. 1Q06	6
Table 2: Fleet 1Q07 vs. 1Q06	7

Financial Performance	8
Revenues	8
Table 3: Revenue per type of service	8
Table 4: RASK and Yield Total, Scheduled Domestic, and Scheduled International	8

Costs and Expenses	10
Table 5: Costs and expenses 1Q07 (BR GAAP)	10
Table 6: Number of Employees	11

EBITDAR, EBITDA, EBIT and Net Income	13
Table 7: Calculation of EBITDAR, EBITDA e EBIT (BR GAAP)	13

Cash Flow	14
Graph 4: Cash flow in 1Q07 compared with 4Q06	14
Table 8: Cash Flow (BR GAAP)	15

Balance Sheet (BR GAAP)	16
Table 9: Balance Sheet	16

Indebtedness	17
Table 10: Breakdown and maturity of financial debt (BR GAAP)	17
Table 11: Breakdown and maturity of operational leases (BR GAAP)	17

Business Units	19
Loyalty Program	19
Maintenance Center	19

Stock Market	20
Table 12: Actual Shareholders	20
Graph 5: Stock Performance	20

Estimates	21
Graph 6: Projected fleet	21

Financial Reports in US GAAP	22
Table 13: Income Statement– 1Q07 vs. 1Q06	22
Table 14: Condensed Balance Sheet	26
Table 15: Breakdown and maturity of leases (US GAAP)	27

Glossary	28

Investor Relations contacts	29

Highlights

6.7 million passengers transported- an increase of 20%

Increase in block hours/day per aircraft from 12.4 to 13.0

18 new A320, 3 A330, 2 A319 and 3 MD11; 6 F100 returned 1Q07 vs. 1Q06

Gross Revenues of  R$1.9 billion, an  increase of 15%

Increased valuation of  our shares in 30% since the follow-on until the end of 1Q07

Entered into IOSA registry

EPS of 0.39 reais in BR GAAP and 0.92 reais in US GAAP in 1Q07

Started new flight to Milan

Started 2nd daily flight to Santiago (Chile)

Started the 3rd daily flight to Paris

Newest fleet in Brazil

Finalized process to obtain Sarbanes-Oxley Act certification

Offering of US$300 million 7.375% Senior Notes due 2017

Code-share with TAP and LAN

São Paulo, May 10, 2007 –TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the Brazilian airline market, reports its first quarter results for 2007 (1Q07). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP).

Operational Performance

Domestic Operations

TAM reached 48.5% average market share in 1Q07

ASKs (capacity) increased 22.4% in 1Q07 as a result of the increase in the operating fleet (18 A320 and 2 A319, vs 6 F100 returned) and the increase in block hours by aircraft from 12.4 hours/day to 13.0 hours/day (total operation)

RPKs (demand) increased 21.9% in 1Q07 compared to 1Q06

TAM’s domestic load factor decreased to 70.7% in 1Q07, compared to 71.0% in 1Q06

We operated with operational efficiency performance in the domestic market of 59% for 1Q07 (January and February) – 5 p.p. below the market average International Operations

International Operations

TAM reached 60.9% average market share in 1Q07

ASKs (capacity) increased 78.2% in 1Q07, due to the increase of nineteen weekly frequencies to Buenos Aires, the start of daily frequencies to London and Milan, the second daily frequencies to New York and the third daily flight to Paris by adding three A330 and three MD11 into our international operating fleet, the inclusion of two daily flights to Santiago and also due to the daily frequency Manaus-Miami, the latter connecting the North and Northeast regions of Brazil to the USA, operated with A320.

RPKs (demand) increased 64.2% comparing 1Q07 with 1Q06

TAM’s international load factor decreased 6.1 p.p. to 71.2% in 1Q07 compared to 77.3% in 1Q06

We operated with 74,0% operational efficiency in the international market, 16 p.p. above the market average.

Financial Performance

Total CASK decreased by 8.7% in 1Q07 compared to 1Q06

We reached 4.8% and 18.6% of EBIT and EBITDAR margins, respectively

Net income of R$ 59.2 and margin of 3.2%

Our total cash and cash equivalents equalled R$2,026 million

Prizes Received

For the second consecutive year, TAM was elected the Brazilian airline Company with the newest fleet, according to the specialized magazine Avião Revue

Elected best airline of the year by Avião Revue

Spread (RASK – CASK)

The spread between RASK and CASK was 0.8 resulting in an EBIT margin of 4.8% in 1Q07.
The main factors that contributed to the decrease of 8.7% in CASK in 1Q07 were the dilution of the fixed costs by increasing the block hours per aircraft per day to 13.0 hours, the reduction of commercial costs, decrease in the fuel price and the appreciation of the real in 2.9% . To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance Market

Graph 2: Market growth in domestic and international markets 1Q07 vs. 1Q06 (base 100)

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data 1Q07 vs. 1Q06

	2007	2006	Variation (%)

	1st quarter	1st quarter	1st quarter

Total
Passengers transported (thousand)	6,665	5,551	20.1
RPK (million)	7,769	5,831	33.2
ASK (million)	10,967	8,037	36.5
Load factor - %	70.8	72.6	-1.7 p.p.
Break-even load factor (BELF) - %	67.4	63.9	3.5 p.p.
Average tariff	240	266	-9.7
Flight hours	111,872	90,537	23.6
Kilometres flown by aircraft (million)	65,628	52,286	25.5
Liters of fuel (million)	402,576	305,411	31.8
Aircraft utilization (hours per day)	13.0	12.4	5.0
Landings	64,337	57,889	11.1
Stage Length	1,020	903	12.9
No. Of employees	16.665	10,240	62.7

Domestic Market
Paid passengers transported (thousand)	5,847	5,019	16.5
RPK domestic (million)	5,203	4,268	21.9
RPK scheduled domestic(million)	4,722	3,593	31.4
ASK domestic (million)	7,363	6,015	22.4
ASK scheduled comestic (million)	6,806	5,243	29.8
Domestic Load factor - %	70.7	71.0	-0.3 p.p.

International Market
Paid passengers transported (thousand)	818	532	53.6
RPK internationcal (million)	2,566	1,563	64.2
RPK scheduled internationcal (million)	2,541	1,540	65.0
ASK internationcal (million)	3,603	2,022	78.2
ASK scheduled internationcal (million)	3,566	1,988	79.4
International Load factor - %	71.2	77.3	-6.1 p.p.

Domestic Market
The domestic market demand increased 12.1% comparing 1Q07 vs. 1Q06 while there was an increase in supply of 13.0% in the same period. As a result, the industry's load factor decreased 0.6p.p. to 68.7% in 1Q07 compared to 69.3% in 1Q06.

TAM Domestic Demand
In the domestic market, TAM increased approximately 1.8 times the market. TAM increased 21.9% in domestic RPKs when comparing 1Q07 with 1Q06, increasing market share in 4.7p.p. to 48.5% in the 1Q07. The majority of the increase was due to our increase in supply, fuelled by competitive pricing.

TAM Domestic Supply
Our domestic supply (measured in ASKs) increased 22.4% in 1Q07 when compared to 1Q06. Part of the increase in ASK was due to the increase in the fleet (18 new A320s and 2 A319 vs. 6 F100 returned). However, the greatest impact was due to aircraft utilization increase (from 12.4 hour/day in 1Q06 to 13.0 flown hours per day per aircraft in 1Q07).

International Market
In the international market, both demand and supply decreased by 39.1% and 30.9%, respectively, when comparing 1Q07 to 1Q06. These factors led to a decrease in load factor from 77.3% to 68.2% in 1Q06 and 1Q07, respectively.

TAM's International
TAM continued to grow in the international market. Our market share increased from 22.3% in 1Q06 to 60.9% in 1Q07, generating RPK increase of 64.2% comparing 1Q07 to 1Q06 (taking into consideration TAM LA and TAM Mercosur statistics).

Demand

TAM's International
The increase in our participation in the international market was due to an increase in supply, which increased 78.2% y-o-y, due to the increase of nineteen weekly frequencies to Buenos Aires, the start of daily frequencies to London and Milan, the second daily frequencies to New York and the third daily flight to Paris by adding three A330 and three MD11 into our international operating fleet, the inclusion of two daily flights to Santiago and also due to the daily frequency Manaus-Miami, the latter connecting the North and Northeast regions of Brazil to the USA, operated with A320.

Supply

Table 2: Fleet 1Q07 vs. 1Q06

March 31
Model	In operation		Sub- leased		Non operating (redelivery)		Total
	2006	2005	2006	2005	2006	2005	2006	2005
	10	7	-	3	-	-	10	10
	55	37	-	-	-	-	55	37
	15	13	-	-	-	-	15	13
	16	22	-	-	2	2	18	24
	3	-	-	-	-	-	3	0
	99	79	0	3	2	2	101	84

Financial Performance

All the values shown in the tables below were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the tables below.

Revenues

Table 3: Revenue per type of service

	2007	2006	Variation (%)

	1st quarter	1st quarter	1st quarter

Domestic revenue - Pax
Scheduled - PAX	1,038,989	1,113,950	-6.7%
Charter - PAX	53,656	73,908	-27.4%

Total	1,092,645	1,187,858	-8.0%

International revenue - Pax
Scheduled - PAX	502,627	284,189	76.9%
Charter - PAX	3,346	3,011	11.1%

Total	505,973	287,200	76.2%

Cargo revenue
Domestic cargo	81,917	72,343	13.2%
International cargo	74,764	30,758	143.1%

Total	156,681	103,101	52.0%

Other operating revenue
Commissions	2,162	6,771	-68.1%
Loyalty program	69,654	31,396	121.9%
Subleases	0	13,273	-100.0%
Agency of trip and tourism	4,203	5,738	-26.8%
Others	82,004	28,456	188.2%

Total	158,023	85,634	84.5%

Gross Revenue	1,913,322	1,663,793	15.0%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

	2007	2006	Variation (%)

	1st quarter	1st quarter	1st quarter

RASK (cents of reais) (1) (2)	16.72	19.78	-15.4
Load factor - %	70.84	72.56	-1.7 p.p.
Yield (cents of reais) (1) (3)	24.63	28.53	-13.7

RASK Scheduled Domestic (cents of reais)	14.54	20.25	-28.2
Scheduled Domestic Load Factor (%)	69.38	68.53	0.8 p.p.
Yield Scheduled Domestic (cents of reais)	22.00	31.00	-29.0

RASK Scheduled International (cents of reais)	14.07	14.29	-1.5
Scheduled International Load Factor (%)	71.26	77.46	-6.2 p.p.
Yield Scheduled International (cents of reais)	19.78	18.45	7.2
Yield Scheduled International (cents of USD)	9.65	8.49	13.6

(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue
Our gross operating revenue increased 15.0% to R$1,913.3 million in 1Q07 compared to R$1,663.8 million in 1Q06, due to the increase in our demand by 33.2% and the reduction in our yield of 13.7% to 24.63 Real cents in 1Q07. The increase in RPK was mainly due to the supply increase of 36.5% resulting in a reduction of 1.8 pp in the average load factor to 70.8% in 1Q07. The total RASK decreased 15.4% to 16.72 Real cents, compared to 19.78 Real cents in 1Q06.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers)decreased 8.0% to R$1,092.6 million in 1Q07, compared with R$1,187.9 million in 1Q06. Domestic scheduled yield decreased 29.0%, from 31.00 Real cents in 1Q06 to 22.00 Real cents in 1Q07, domestic demand (in RPK terms) increased 21.9% while the increase in the domestic supply (in ASK terms) was 22.4% resulting in a reduction in the load factor of 0.3 p.p. RASK scheduled domestic decreased 28.2% reaching 14.54 Real cents in 1Q07 compared to 20.25 Real cents in 1Q06.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers)increased 76.2% to R$506.0 million in 1Q07 compared to R$287.2 million in 1Q06. Our international demand increased 64.2% and the international supply 78.2% resulting in a load factor decrease of 6.1p.p. reaching 71.2% to 77.3% in 1Q06. The yield scheduled international increased 7.2% reaching 19.78 Real cents in 1Q07. In dollar terms, yield scheduled international increased 13.6% from 8.49 Dollar cents in 1Q06 to 9.65 Dollar cents in 1Q07. The RASK scheduled international decreased 1.5% from 14.29 Real cents in 1Q06 to 14.07 Real cents in 1Q07. The reduction observed in the load factor was mainly due to the maturation of the new daily frequency to New York and to the beginning of the third frequency to Paris with an aircraft with higher capacity.

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 52.0% to R$156.7 million in 1Q07 compared to R$103.1 million in 1Q06 due to the increase in our capacity, leveraged primarily by increase in the international supply of 78.2%, and consequent availability of more cargo space to TAM Express (the cargo product offered by TAM Linhas Aéreas S.A.).

Other gross revenue
Other gross revenue increased 84.5% to R$158.0 million in 1Q07, compared to R$85.6 million in 1Q06, mainly due to an increase in sale of Loyalty Program points and expired tickets, off set by the reduction in subleasing revenue, due to reintegration of A330s to our operational fleet.

Sales deductions and
Sales deductions and taxes increased 6.9% to R$79.3 million in 1Q07, compared with R$74.2 million in 1Q06, due to the increase of 15.0% in our gross operating revenue which is the basis for the calculation.

taxes

Net operating revenue	Our net operating revenue increased 15.4% to R$1,834.0 million in 1Q07 compared with R$1,589.6 million in 1Q06.

Costs and Expenses

Table 5: Costs and Expenses

						1st quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

	2007	2006	Variation	2007	2006	Variation
			(%)			(%)

Operational Income	17.45	20.70	-15.7	1,913.3	1,663.8	15.0
Flight revenue	16.01	19.64	-18.5	1,755.3	1,578.2	11.2
Domestic	9.96	14.78	-32.6	1,092.6	1,187.9	-8.0
International	4.61	3.57	29.1	506.0	287.2	76.2
Cargo	1.43	1.28	11.4	156.7	103.1	52.0
Other operating sales and/or services revenues	1.44	1.07	35.2	158.0	85.6	84.5
Sales deductions and taxes	(0.72)	(0.92)	-21.7	(79.3)	(74.2)	6.9

Net operational income	16.72	19.78	-15.4	1,834.0	1,589.6	15.4

Cost of services and operational expenses
Fuel	(5.20)	(5.85)	-11.0	(570.2)	(469.8)	21.4
Selling and marketing expenses	(1.71)	(2.53)	-32.4	(187.3)	(203.1)	-7.8
Aircraft and equipment leasing	(2.05)	(2.04)	0.7	(225.2)	(163.8)	37.4
Personnel	(2.44)	(2.36)	3.3	(267.7)	(190.0)	40.9
Maintenance and reviews (except personnel)	(0.96)	(0.97)	-1.3	(104.9)	(77.8)	34.7
Outsourced services	(1.26)	(1.56)	-19.4	(137.9)	(125.4)	10.0
Landing and take-off and navigation charges	(0.91)	(0.86)	5.3	(99.3)	(69.1)	43.6
Depreciation and amortization	(0.25)	(0.29)	-13.6	(27.0)	(22.9)	17.9
Aircraft insurance	(0.08)	(0.11)	-29.9	(8.5)	(8.9)	-4.3
Others	(1.07)	(0.87)	23.4	(117.8)	(70.0)	68.3

Total cost of services and operational
expenses	(15.92)	(17.43)	-8.7	(1,745.8)	(1,400.8)	24.6

Gross profit	0.80	2.35	-65.8	88.2	188.8	-53.3

Financial income (expense)	0.02	0.15		2.4	12.1
Other operating expenses. Net	(0.07)	(0.13)	-50.6	(7.3)	(10.8)	-32.6

Operating income (loss)	0.76	2.37	-67.9	83.4	190.2	-56.2
Non-operating results, net	0.05	0.06	-10.8	5.7	4.7	21.7

Income (loss) before income and social
contribution taxes	0.81	2.42	-66.5	89.0	194.8	-54.3
Income tax and social contribution	(0.27)	(0.84)	-68.0	(29.6)	(67.9)	-56.4

Income (loss) before minority interest	0.54	1.58	-65.7	59.4	126.9	-53.2
Minority interest	(0.00)	(0.00)	6.2	(0.3)	(0.2)	45.0
Reversal of interest on equity	0.00	0.00		0.0	0.0

Net income (loss) for the period	0.54	1.58	-65.8	59.2	126.7	-53.3

EPS (R$)				0.39	0.85	-53.8
EPADS (USD)				0.19	0.39	-51.0

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 24.6% to R$ 1,745.8 million in 1Q07, compared to R$ 1,400.8 million in 1Q06. The increase in cost of services and operating expenses is principally due to the increase in landing and take-off fees and navigational aid, personnel due to the incorporation of the national stations, and other expenses consequence of operations. The cost of services and operational expenses by ASK (CASK) decreased 8.7% to 15.92 Real cents in 1Q07, compared to 17.43 Real cents in 1Q06, mainly due to the improvement in aircraft utilization (daily hours flown increased to 13.0), by the appreciation of the Real exchange rate of 2.9%, by the decrease in fuel and by the reduction of commercial costs.

Fuel
Fuel costs increased 21.4% to R$ 570.2 million in 1Q07, compared with R$ 469.8 million in 1Q06 due to the 24.1% increase in litres consumed. Besides, the average cost per litre decreased 7.9% in the same period. During the 1Q07, the tankering program generated savings in our fuel expenses. Fuel costs by ASK decreased 11.1%.

Sales and Marketing
Sales and marketing expenses decreased by 7.8% to R$ 187.3 million 1Q07, compared to R$ 203.1 million in 1Q06. The sales and marketing expenses represented 10.2% of total net revenues in 1Q07 against 12.8% in 1Q06, a reduction of 2.6 p.p. mainly due to a new variable commissioning policy and discounts and incentives revision. Sales and marketing expenses per ASK reduced 32.4%.

Aircraft and equipment leasing
Aircraft and equipment leasing costs increased by 37.4% to R$ 225.2 million in 1Q07, compared with R$ 163.8 million in 1Q06, mostly due to the increase of 18 aircraft A320, 2 A319 and 3 aircraft MD11, compensated by the return of 6 Fokker 100 and the 2.9% appreciation of the Real against the US dollar. Aircraft and equipment leasing costs by ASK increased 0.7%.

Personnel costs
Personnel costs increased by 40.9% to R$ 267.7 million in 1Q07, compared to R$ 190.0 million in 1Q06, principally due to the 65.2% increase in headcount from 10,086 to 16,665 in 1Q06 vs. 1Q07, respectively, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. The adjustment is aligned with the goal to gain efficiency and streamline the Company. Personnel costs per ASK increased 3.4%.

Table 6: Number of Employees

	31.3.2007	31.12.2006	31.12.2005
TAM Linhas Aéreas	16,005	12,536	9,077
Employees linked to operation	13,317	10,190	7,132
(Crew, Maintenance, Check-in, GSE)
Overhead	2,688	2,346	1,945
TAM Mercosur	660	659	592
TAM SA	16,665	13,195	9,669

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 34.7% to R$ 104.9 million in 1Q07, compared to R$ 77.8 million in 1Q06, mainly due to the increase in flown hours to 13.0, the increase in our fleet and compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 2.9%. Costs with maintenance and repairs (except personnel) by ASK decreased 1.3%.

Outsourced services
Outsourced services increased by 10.0% to R$ 137.9 million in 1Q07, compared to R$ 125.4 million in 1Q06 mainly due to increase in international distribution costs and the outsourcing, offset by the appreciation of the Real against the US dollar of 2.9% and the incorporation of national stations. Outsourced services by ASK decreased 19.4%.

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 43.6% to R$ 99.3 million in 1Q07 compared with R$ 69.1 million in 1Q06, due to the increase of 11.1% in take-offs and navigation charges, given the increase of 25.5% in kilometres flown and increase in international flights, which costs are higher than domestic. Landing, take-off and by ASK increased 5.3%.

Depreciation and
Depreciation and amortization costs increased 17.9% to R$ 27.0 million in 1Q07 compared with R$ 22.9 million in 1Q06. Much of the increase arises from net additions in fixed assets from 1Q06 to 1Q07. The depreciation and amortization expense by ASK decreased 13.6%.

amortization

Aircraft insurance
Aircraft insurance decreased 4.3% to R$ 8.5 million in the 1Q07 compared to R$ 8.9 million in 1Q06, principally due to better risk-class rating from our insurers, and the appreciation of the Real against the US dollar, compensated partially by the increase in the number of passengers carried in 21.5% in 1Q07 vs. 1Q06 and the net increase of 19 aircraft into our operating fleet The cost of aircraft insurance by ASK reduced 29.9%.

Other operating expenses
Other operating expenses increased by 68.3% to R$ 117.8 million in 1Q07, compared to R$ 70.0 million in 1Q06, consistent with the increase in our operations of 36.5%. Other operational expenses by ASK increased 23.4%.

Net financial result
Our net financial result reached net revenue of R$ 2.4 million in 1Q07, compared with net expense of R$ 12.1 million in 1Q06. Mainly due to higher cash availability generating revenues from the financial applications and impact of 2.9% Real appreciation against US dollar.

Other net operating	Other net operating expenses decreased 32.6% to R$ 7.3 million in 1Q07, compared to R$ 10.8 million in 1Q06, mainly because of the project to incorporate the national stations.
expenses

Income tax and social	Income tax and social contribution reached expenses of R$ 29.6 million in 1Q07, compared to income of R$ 67.9 million in 1Q06. Our effective tax rate was 33.3% in 1Q07 and 34.9% in 1Q06.
contribution

Net Income
Our net income reached R$ 59.2 million in 1Q07, compared with R$ 126.7 million in 1Q06, as a result of the matters above discussed that represented an reduction of 4.8 p.p. in margin, from 8.0% in 1Q06 to 3.2% in 1Q07.

EBITDAR, EBITDA, EBIT and Net Income

Table 6: EBITDAR, EBITDA e EBIT calculation

	2007	2006	Variation%

	1st quarter	1st quarter	1st quarter

Net income before minority interest	59,433	126,913	-53%
Income tax and social contribution	29,611	67,901	-56%
Financial result, net	-2,411	-12,134	-80%
Non-operating result, net	-5,671	-4,662
Other operating expenses, net	7,096	10,608	-33%

EBIT	88,058	188,626	-53%
Depreciation and amortization	27,008	22,916
Goodwill amortization in subsidiary	179	180	0%

EBITDA	115,245	211,722	-46%
Rental - Leasing	225,153	163,809	37%

EBITDAR	340,398	375,531	-9%
Net revenue	1,834,012	1,589,585	15%
Margins:
EBIT	4.8	11.9	-7.1 p.p.
EBITDA	6.3	13.3	-7.0 p.p.
EBITDAR	18.6	23.6	-5.1 p.p.

EBIT
EBIT margin was 4.8%, reaching R$ 88.1 million in 1Q07, compared to R$ 188.6 in 1Q06. Our EBIT margin decreased 7.1 p.p. in 1Q07. The EBIT reduction was a consequence of the 15.4% RASK reduction, composed of 13.7% reduction in the yield and 1.7 p.p. in the load factor, partially offset by the reduction of 8.7% in CASK.

EBITDAR	EBITDAR margin was 18.6%, reaching R$ 340.4 million in 1Q07, compared to R$ 375.5 million in 1Q06, representing a decrease in the EBITDAR margin of 5.1 p.p. in 1Q07 given the facts above mentioned.

Cash Flow

Graph 4: Cash flow 1Q07 compared with 3Q06

Cash flow from	Operational activities used R$ 178 million in 1Q07 compared to a generation of R$ 376 million in 4Q06.
operating activities

Cash flow used in	Cash used in investing activities in 1Q07 totaled R$ 268 million, related to the payment of PDPs, investment in the spare parts for aircraft, given the increase in our operating fleet.
investing activities

Cash flow from	Cash generated from financing activities in 1Q07 was R$ 19 million, mainly due to activities in the short term financing.
financing activities

Table 7: Cash Flow (BR GAAP)

	31.03.2007	31.12.2006

EBIT	88,060	232,334
EBIT Reconciliation Ajustments
(+) Depreciation and Amortization	18,587	20,913
(-) Other Operating Expenses	(7,096)	(64,727)
(-) Financial Expenses	2,411	27,500
(-) Non-operating results, net	5,670	(162)
(-) Income Tax and Social Obligations	(29,611)	(75,300)
(-) Minority interest	(253)	(302)
(+) Interest on own capital and dividends payable		16,911

Cash Earnings	77,768	157,167

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(157,690)	140,590
(Increase)/Decrease in Inventories	(10,134)	(10,824)
Increase/(Decrease) in Suppliers Payables	61,246	28,396
Total (Increase)/Decrease in Working Capital	(106,577)	158,162

(Increase)/Decrease in Other Accounts Receivables	(12,200)	22,834
Increase/(Decrease) in Transportations to be executed	11,529	(24,857)
Increase/(Decrease) in Other Accounts Payables	(148,430)	62,577
Total (Increase)/Decrease in Others	(149,101)	60,554

(=) Net cash provided by operating activities	(177,910)	375,883

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to	(219,159)	(208,283)
aircraft manufacturers
(Increase)/Decrease Others Long term	(27,926)	10,203
(Increase)/Decrease Other Investments	179	179
(Increase)/Decrease Property Plan and equipment	(21,320)	(34,196)
(=) Cash flow from investing activities	(268,226)	(232,097)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	210	(8,680)
Increase/(Decrease) Loans and Financing Short Term	46,190	109,746
Increase/(Decrease) Loans and Financing Long Term	(13,382)	(26,477)
Increase/(Decrease) Financial Leases Short Term	(11,047)	(12,896)
Increase/(Decrease) Debentures	(27,762)	13,091
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	(5,608)	(3,787)
Increase/(Decrease) Others	36,058	(6,384)
Increase/(Decrease)Deferred Income	(0)	-
Dividends	252	137,498
Increase/(Decrease) Legal and Revaluation Reserve	(5,954)	(127,303)
(=) Cash flow from financing activities	18,958	74,810

CASH FLOW IN THE PERIOD	(427,178)	218,596

Cash and cash equivalents at the end of the year	2,025,799	2,452,978
Cash and cash equivalents at the beginning of the year	2,452,978	2,234,382
Change	(427,178)	218,596

Balance Sheet (BR GAAP)
Table 8: Balance Sheet	31.03.2007	31.12.2006

Total Assets	5,170,828	5,171,412
Current Assets	3,573,094	3,865,785

Cash	97,310	122,458
Cash equivalents (short-term investments)	1,928,490	2,330,520
Accounts receivable	938,662	780,972
Inventories	124,008	113,875
Taxes recoverable	109,107	67,345
Deferred Income Tax	179,323	221,793
Advances to aircraft manufacturers	33,044	36,117
Other accounts receivable	163,150	192,705
Long-Term Assets	802,709	513,155

Deposits in guarantee	157,609	144,444
Deferred income tax and social contribution	122,664	109,277
Advances to aircraft manufacturers	379,379	130,915
Advances for aircraft maintenance	70,172	46,596
Other accounts receivable	72,885	81,923
Permanent Assets	795,025	792,472

Investments	70	70
Plant, Property and Equipment	794,417	791,685
Deferred assets	538	717
LIABILITIES AND SHAREHOLDERS' EQUITY	5,170,828	5,171,412
Circulante	1,979,401	2,038,310

Suppliers	408,063	346,817
Loans and Financing	268,098	221,908
Leases	69,318	69,108
Debentures	39,953	60,588
Payroll and Social Contributions	147,209	194,128
Transportations to be executed	770,739	759,210
Taxes and Charges	71,114	63,783
Provision for Income Tax and Social Contribution	43,686	1,993
Interest on equity and Dividends payable	525	137,629
Other accounts payable	160,696	183,146
Long-term liabilities	1,674,719	1,675,827

Loans and Financing	217,482	230,864
Leases	81,907	92,954
Debentures	500,949	508,076
Provisions for Deferred Income Tax	55,612	56,306
Provisions for Contingencies	761,281	722,761
Reorganization of the Fokker 100 Fleet	57,198	62,806
Others	290	2,060
Deferred Income	11,099	11,099
Minority Interest	2,997	2,744
Shareholders' Equity	1,502,612	1,443,432

Paid-Up Capital	675,000	675,000
Capital Reserve	102,855	102,855
Revaluation Reserve	146,468	147,874
Legal Reserve	0	0
Profit reserve	523,657	517,703
Accumulated profit	54,632	0

Indebtedness

Table 9: Breakdown and Maturity of financial debt

						R$ thousand

						03.31.2007

			Reorganization
Year	Loans	Lease payable	of Fokker 100	Debentures	Total	% Total
			fleet

2007	268,098	69,318	11,714	39,953	389,083	31%
2008	66,617	20,883	9,105	949	97,554	8%
2009	90,392	26,628	16,163	0	133,183	11%
2010	24,395	12,959	18,319	166,667	222,340	18%
2011	22,663	6,962	13,611	166,667	209,903	17%
2012	3,841	5,606	0	166,667	176,114	14%
After 2012	9,574	8,869	0	0	18,443	1%

	485,580	151,225	68,912	540,902	1,246,619	100%

Foreign currency -
denominated	179,690	151,225	68,912	0	399,827	32%
Local currency -
denominated	305,890	0	0	540,902	846,792	68%

Table 10: Breakdown and maturity of operational leases
BR GAAP		In thousands of US dollars

	Financial interest and
	(weighted average)	31.03.2007	31.12.2006

Foreign currency
Airbus A319	1-Month Libor (5.3% p.a.)	133,293	115,713
	3-Month Libor (5.4% p.a.)	38,125	15,279
	6-Month Libor (5.3% p.a.)	171,773	177,065

Airbus A320	Fixed interest to 4.00% p.a.	56,000	65,708
	1-Month Libor (5.3% p.a.)	144,445	124,924
	3-Month Libor (5.4% p.a.)	533,681	419,584
	6-Month Libor (5.3% p.a.)	529,626	505,146

Airbus A330	Fixed interest to 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	224,568	231,110
	6-Month Libor (5.3% p.a.)	427,759	443,196

Fokker 100	Fixed interest to 1.12% p.a. to 2.00% p.a. (1.2% p.a.)	66,886	73,934
	6-Month Libor (5.4% p.a.)	7,400	6,961

MD11	Fixed instalment of US$ 399	19,152	0

Airbus Turbines	Fixed interest to 0.9% p.a. to 1.0% p.a. (0.96% p.a.)	10,597	7,143
	6-Month Libor (5.2% p.a.)	8,040	8,359

		2,371,345	2,194,122

	In thousands of US dollars

Year	31.03.2007	31.12.2006

2007	288,760	332,949
2008	345,266	307,169
2009	305,127	276,941
2010	290,133	264,053
2011	272,500	247,434
2012	232,391	231,711
After 2012	637,168	533,865

	2,371,345	2,194,122

Total financial debt	Total financial debt remained stable at R$ 1,258 million at 3Q06 and R$ 1,247 million at 1Q07.

Operating leases
Obligations from operating leases amounted to US$ 2.4 billion at the end of 1Q07, corresponding to 101 aircraft (18 Fokker 100, 15 Airbus A319, 55 Airbus A320, 10 Airbus A330, 3 MD11 and Airbus turbines). Contracts mature up to 192 months and are restated based on the variation of the US dollar plus LIBOR.

Business Units

Loyalty Program
TAM was the first airline to offer a loyalty program in Brazil and we believe it represents a key element in our marketing strategy. There are currently over 3.6 million members in the program (which we refer to as the TAM Loyalty Program). We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or on the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers. According to the points accumulated, the member is assigned a card category – white, blue or red. Each category receives points in a different way. Blue and red cards receive more points and extra benefits, which guarantees the redemption of tickets faster.

The points earned by our customers on the Loyalty program are valid for two years for conversion into tickets. This limits the growth of the program’s future cost – there is a tendency of stability as to the quantity of passengers transported by the program.

In the 1Q06, the accounting criteria to recognize the costs referring to the Loyalty Program changed. A provision for future obligations was calculated taking into consideration:

• The quantity of points earned, converted into free flights;
• The quantity of points which expired without being converted into flights;
• The quantity of free flights flown with other airlines; and
• Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the additional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

	03.31.2007	12.31.2006	09.30.2006
Total Free domestic flights earned but not redeemed	1,958,663	1,782,397	1,625,274
Number of free flights redeemed	207,350	756,04	506,988
Revenues from the Loyalty Program (R$ M)	69,654	61,559	56,382

Total Provision (R$ M)	17,208	19,039	16,78

Maintenance Center in São Carlos
TAM’s Technological Center – based in a 4.6 million square meters area – is certified to do the maintenance in all TAM’s fleet (except engines) and more than 2 thousand aircraft components. It has been a very efficient instrument on the Company’s costs reduction program and now, incrementing the sales of services to thirds, is optimizing the Center utilization, diluting fixed costs. In total respect with environment and fauna and flora preservation policy, TAM has 3 residuals treatment stations.

Stock Market

Table 11: Actual Shareholders

	Ordinary		Preferential
Shareholders	Shares	(%)	Shares	(%)	TOTAL	(%)
TAM – Empreendimentos e Participações S.A	58,180,635	38.6%	20,370,935	13.5%	78,551,570	52.2%
Aerosystem S.A. Empreendimentos e
Participações	1,515,656	1.0%	2,073,881	1.4%	3,589,537	2.4%
Agropecuária Nova Fronteira Ltda.	79,516	0.1%	0	0.0%	79,516	0.1%
Minority shareholders	16,998	0.0%	68,325,720	45.4%	68,342,718	45.4%

Total	59,792,805	39.7%	90,770,536	60.3%	150,563,341	100.0%

After the follow-on on March 10, 2006 our free float reached 45.4% .

Average daily trade of our share in Bovespa was 1.0% of the free float and the daily trade volume was over R$ 39 million in the 1Q07.

TAM is included in 9 indexes:

  Ibovespa (Index of the São Paulo Securities Exchange)
  IBrX-50 (Brazilian indexo f the 50 most liquid shares in the BOVESPA)
  ISE (Corporate Sustainability Index)
  IGC (Indexo f companies with differentiated corporate governance practices)
  IBrX (Brazilian Index)
  ITag (Index of shares with differentiated tag along practices)
  IVBX 2 (Index Valor Bovespa – 2nd tier)
  MSCI Barra (Morgan Stanley Capital International)
  DJ Brazil Titans 20 ADR Index

Graph 5: Stock Performance

Estimates

Future Strategy
Our strategic priority is to consolidate and grow our leadership in the passenger domestic market, obtaining profitable results. We pursue this goal offering an overall service that delivers superior value for money to passengers, by continuing to reduce costs and increasing the return on capital invested. To reach these objectives, our strategies are:

	1)	Focusing on customer service
	2)	Continuously seeking opportunities to increase revenues with profitability
	3)	Optimizing the use of our fleet and continuously reducing operating costs

2007 Estimates	Due to market growth and our historically performance, we estimates to 2007:

	Guidance 2007	1Q07

Market	Market growth 10% - 15%	12.1%
TAM	Average domestic market share above 50%	48.5%
	Average domestic load factor of approximately 70%	70.7%
	Average block hours per day higher than 13 hours	13.0
	Total CASK ex-fuel reduction in BR GAPP of 7% yoy	7.5%
	Opportunity in the international market
	Third frequency to Paris	Since January
	Inauguration of two new international long haul frequencies	Milan - since
		March

Graph 6: Fleet Projection

Financial Reports in US GAAP

Reports in US GAAP
For the reader's convenience, we present below certain financial information and tables prepared in accordance with accounting principles generally accepted in the United States – US GAAP. The complete financial statements complete with footnotes and a reconciliation between US and Brazilian GAAP for the Income Statement and Shareholders' Equity for the 1Q07 and 1Q06 financial years are presented separately in a report available at the CVM and our Investor Relations website – www.tam.com.br/ri.

Table 12: Income Statement – 1Q07 vs 1Q06

US GAAP		In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2007	2006	(%)	2007	2006	(%)

Operational Income	17.40	20.65	-15.8	1,907.9	1,659.6	15.0
Flight revenue	16.01	19.64	-18.5	1,755.3	1,578.2	11.2
Domestic	9.96	14.78	-32.6	1,092.6	1,187.9	-8.0
International	4.61	3.57	29.1	506.0	287.2	76.2
Cargo	1.43	1.28	11.4	156.7	103.1	52.0
Other operating sales and/or services revenues	1.39	1.01	37.3	152.6	81.5	87.3
Sales deductions and taxes	(0.72)	(0.92)	-21.7	(79.3)	(74.2)	6.9

Net operational income	16.67	19.73	-15.5	1,828.6	1,585.4	15.3

Cost of services and operational expenses
Fuel	(5.20)	(5.85)	-11.0	(570.2)	(469.8)	21.4
Selling and marketing expenses	(1.71)	(2.53)	-32.4	(187.3)	(203.1)	-7.8
Aircraft and equipment leasing	(1.17)	(1.00)	16.8	(127.9)	(80.3)	59.3
Personnel	(2.44)	(2.36)	3.8	(268.0)	(189.3)	41.6
Maintenance and reviews (except personnel)	(0.96)	(0.97)	-1.3	(104.9)	(77.8)	34.7
Outsourced services	(1.26)	(1.48)	-15.1	(137.9)	(119.0)	15.9
Landing and take-off and navigation charges	(0.91)	(0.86)	5.3	(99.3)	(69.1)	43.6
Depreciation and amortization	(0.52)	(0.68)	-24.0	(56.9)	(54.9)	3.7
Aircraft insurance	(0.08)	(0.11)	-29.9	(8.5)	(8.9)	-4.3
Others	(1.11)	(0.94)	17.9	(121.7)	(75.6)	60.9

Total cost of services and operational
expenses	(15.34)	(16.77)	-8.5	(1,682.6)	(1,347.8)	24.8

Gross profit	1.33	2.96	-55.0	146.1	237.7	-38.6

Financial income (expense)	0.61	2.18	-72.1	66.9	175.6	-61.9

Income (loss) before income and social
contribution taxes	1.94	5.14	-62.2	213.0	413.3	-48.5
Income tax and social contribution	(0.68)	(1.81)	-62.2	(74.9)	(145.1)	-48.4

Income (loss) before minority interest	1.26	3.34	-62.2	138.1	268.2	-48.5
Minority interest	(0.00)	(0.00)	-24.1	(0.2)	(0.2)	3.6

Net income (loss) for the period	1.26	3.33	-62.3	137.9	268.0	-48.5

EPS (R$)				0.92	1.80	-49.0
EPADS (USD)				0.45	0.83	-46.0

Gross operating revenue
Our gross operating revenue increased 15.0% to R$1,907.9 million in 1Q07 compared to R$1,659.6 million in 1Q06, due to the increase in our demand by 33.2% and the reduction in our yield of 13.7% to 24.63 Real cents in 1Q07. The increase in RPK was mainly due to the supply increase of 36.5% resulting in a reduction of 1.8 pp in the average load factor to 70.8% in 1Q07. The total RASK decreased 15 5% to 16.72 Real cents, compared to 19.78 Real cents in 1Q06.

Gross domestic passenger revenues
Gross domestic passenger revenue (including scheduled and charter passengers)decreased 8.0% to R$1,092.6 million in 1Q07, compared with R$1,187.9 million in 1Q06. Domestic scheduled yield decreased 29.0%, from 31.00 Real cents in 1Q06 to 22.00 Real cents in 1Q07, domestic demand (in RPK terms) increased 21.9% while the increase in the domestic supply (in ASK terms) was 22.4% resulting in a reduction in the load factor of 0.3 p.p. RASK scheduled domestic decreased 28.2% reaching 14.54 Real cents in 1Q07 compared to 20.25 Real cents in 1Q06.

Gross international passenger revenue
Gross international passenger revenue (including scheduled and charter passengers)increased 76.2% to R$506.0 million in 1Q07 compared to R$287.2 million in 1Q06. Our international demand increased 64.2% and the international supply 78.2% resulting in a load factor decrease of 6.1p.p. reaching 71.2% to 77.3% in 1Q06. The yield scheduled international increased 7.2% reaching 19.78 Real cents in 1Q07. In dollar terms, yield scheduled international increased 11.8.0% from 8.39 Dollar cents in 1Q06 to 9.38 Dollar cents in 1Q07. The RASK scheduled international decreased 1.5% from 14.29 Real cents in 1Q06 to 14.07 Real cents in 1Q07. The reduction observed in the load factor was mainly due to the maturation of the new daily frequency to New York and to the beginning of the third frequency to Paris with an aircraft with higher capacity.

Gross cargo revenue
Gross cargo revenue (domestic and international) increased 52.0% to R$156.7 million in 1Q07 compared to R$103.1 million in 1Q06 due to the increase in our capacity, leveraged primarily by increase in the international supply of 78.2%, and consequent availability of more cargo space to TAM Express (the cargo product offered by TAM Linhas Aéreas S.A.).

Other gross revenue
Other gross revenue increased 87.3% to R$152.6 million in 1Q07, compared to R$81.5 million in 1Q06, mainly due to an increase in sale of Loyalty Program points and expired tickets, off set by the reduction in subleasing revenue, due to reintegration of A330s to our operational fleet.

Sales deductions and
Sales deductions and taxes increased 6.9% to R$79.3 million in 1Q07, compared with R$74.2 million in 1Q06, due to the increase of 15.0% in our gross operating revenue which is the basis for the calculation.

taxes

Net operating revenue	Our net operating revenue increased 15.3% to R$1,828.6 million in 1Q07 compared with R$1,585.4 million in 1Q06.

Cost of services and operational expenses and CASK
Our cost of services and operating expenses increased by 24.8% to R$ 1,682.6 million in 1Q07, compared to R$ 1,347.8 million in 1Q06. The increase in cost of services and operating expenses is principally due to the increase aircraft leases, landing and take-off fees and navigational aid, personnel due to the incorporation of the national stations, and other expenses consequence of operations. The cost of services and operational expenses by ASK (CASK) decreased 8.5% to 15.34 Real cents in 1Q07, compared to 16.77 Real cents in 1Q06, mainly due to the improvement in aircraft utilization (daily hours flown increased to 13.0), by the appreciation of the Real exchange rate of 2.9%, by the decrease in fuel and by the reduction of commercial costs.

Fuel
Fuel costs increased 21.4% to R$ 570.2 million in 1Q07, compared with R$ 469.8 million in 1Q06 due to the 24.1% increase in litres consumed. Besides, the average cost per litre decreased 7.9% in the same period. During the 1Q07, the tankering program generated savings in our fuel expenses. Fuel costs by ASK decreased 11.0%.

Sales and Marketing
Sales and marketing expenses decreased by 7.8% to R$ 187.2 million 1Q07, compared to R$ 203.1 million in 1Q06. The sales and marketing expenses represented 10.2% of total net revenues in 1Q07 against 12.8% in 1Q06, a reduction of 2.6 p.p. mainly due to a new variable commissioning policy and discounts and incentives revision. Sales and marketing expenses per ASK reduced 32.4%.

Aircraft and equipment leasing
Aircraft and equipment leasing costs increased by 59.3% to R$ 127.9 million in 1Q07, compared with R$ 80.3 million in 1Q06, mostly due to the increase of 16 aircraft A320, 2 A319 and 3 aircraft MD11, compensated by the return of 3 Fokker 100 and the 2.9% appreciation of the Real against the US dollar. Aircraft and equipment leasing costs by ASK increased 16.8%.

Personnel costs
Personnel costs increased by 41.6% to R$ 268.0 million in 1Q07, compared to R$ 189.3 million in 1Q06, principally due to the 65.2% increase in headcount from 10,086 to 16,665 in 1Q06 vs. 1Q07, respectively, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. The adjustment is aligned with the goal to gain efficiency and streamline the Company. Personnel costs per ASK increased 3.8%.

Maintenance and repairs (except personnel)
Maintenance and repairs (except personnel) costs increased 34.7% to R$ 104.9 million in 1Q07, compared to R$ 77.8 million in 1Q06, mainly due to the increase in flown hours to 13.0, the increase in our fleet and compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 2.9%. Costs with maintenance and repairs (except personnel) by ASK decreased 1.3%.

Outsourced services
Outsourced services increased by 15.9% to R$ 137.9 million in 1Q07, compared to R$ 119.0 million in 1Q06 mainly due to increase in international distribution costs and the outsourcing, offset by the appreciation of the Real against the US dollar of 2.9% and the incorporation of national stations. Outsourced services by ASK decreased 15.1%.

Landing, take-off and navigation charges
Landing, take-off and navigation charges increased 43.6% to R$ 99.3 million in 1Q07 compared with R$ 69.1 million in 1Q06, due to the increase of 11.1% in take-offs and navigation charges, given the increase of 25.5% in kilometres flown and increase in international flights, which costs are higher than domestic. Landing, take-off and by ASK increased 5.3%.

Depreciation and
Depreciation and amortization costs increased 3.7% to R$ 56.9 million in 1Q07 compared with R$ 54.9 million in 1Q06. Much of the increase arises from net additions in fixed assets from 1Q06 to 1Q07. The depreciation and amortization expense by ASK decreased 24.0%.

amortization

Aircraft insurance
Aircraft insurance decreased 4.3% to R$ 8.5 million in the 1Q07 compared to R$ 8.9 million in 1Q06, principally due to better risk-class rating from our insurers, and the appreciation of the Real against the US dollar, compensated partially by the increase in the number of passengers carried in 21.5% in 1Q07 vs. 1Q06 and the net increase of 19 aircraft into our operating fleet The cost of aircraft insurance by ASK reduced 29.9%.

Other operating expenses
Other operating expenses increased by 60.9% to R$ 121.7 million in 1Q07, compared to R$ 75.6 million in 1Q06, consistent with the increase in our operations of 36.5%. Other operational expenses by ASK increased 17.9%.

Net financial result
Our net financial result reached net revenues of R$ 66.9 million in 1Q07, compared with R$ 175.6 million in 1Q06. Mainly due to higher cash availability generating revenues from the financial applications and impact of 2.9% Real appreciation against US dollar in 1Q07 compared to 22.7% in 1Q06.

Income tax and social	Income tax and social contribution reached expenses of R$ 74.9 million in 1Q07 compared to R$ 145.1 million in 1Q06. Our effective tax rate was 35.2% in 1Q07 and 35.1% in 1Q06.
contribution

Net Income
Our net income reached R$ 137.9 million in 1Q07, compared with R$ 268.0 million in 1Q06, as a result of the matters above discussed that represented an reduction of 9.4 p.p. in margin, from 16.9% in 1Q06 to 7.5% in 1Q07.

Table 14: Condensed Balance Sheet (US GAAP in thousands of R$)

US GAAP	03.31.2007	12.31.2006

	(non audited)
Total Assets	7,725,931	7,657,400

Current assets	3,553,129	3,852,480

Cash and cash equivalents	191,649	299,507
Short-term investments	1,834,150	2,153,471
Accounts receivable, net	938,662	780,972
Inventories	124,008	113,875
Taxes recoverable	109,107	67,345
Prepaid expenses	111,873	117,327
Income tax and social contribution	13,080	25,425
Advances to aircraft manufacturers	179,323	221,793
Other receivables	51,277	72,765
Long term assets	680,045	403,878

Deferred income tax and social contribution	0	0
Deposits in guarantee	157,609	144,444
Advances to aircraft manufacturers	379,379	130,915
Advances for aircraft maintenance	70,172	46,596
Judicial deposits	59,012	55,577
Other assets	13,873	26,346
Permanent assets	3,492,757	3,401,042

Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	3,483,007	3,391,292
Total liabilities and Shareholders' Equity	7,725,931	7,657,400

Current liabilities	2,330,207	2,363,444

Suppliers	408,063	346,817
Leases payable	353,211	335,254
Loans	268,098	221,908
Debêntures	39,953	60,588
Taxes and tariffs payable	71,114	63,783
Advances from ticket sales	770,739	759,210
Salaries and payroll charges	147,209	194,128
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	43,686	1,993
Interest on equity and dividends payable	166	137,269
Other accounts payable	195,883	210,409
Long-term liabilities	3,721,866	3,759,314

Obligations under financial leases	1,971,461	2,033,771
Long-term debt	217,482	230,864
Debêntures	500,949	508,076
Reorganization of the Fokker 100 fleet	57,198	62,806
Provision for contingencies	761,281	722,761
Provision for income tax and social contribution	31,168	9,284
Deferred gain on ales-leaseback	171,504	179,526
Other liabilities	10,823	12,226
Minority Interest	2,997	2,744
Shareholders' Equity	1,670,861	1,531,898

Table 15: Breakdown and maturity of Leases classified as financial leases in US GAAP

US GAAP (thousands of dollars)	Financial interest and	03.31.2007	12.31.2006
	(monthly payments)	(non audited)

Foreign currency

Fokker 100 aircraft and engines	Fixed interest of 1.2% p.a.	58,949	75,320
Airbus/A319/Airbus A320 aircraft and engines	6-Months LIBOR + 1.5% p.a. to 2.5% p.a. (7.2% p.a.)	617,388	561,646
Airbus A330 aircraft, engines and spare parts	1-Month LIBOR + 1.5% p.a. (6.8% p.a.)	444,875	458,087
Lease obligations	1-Month LIBOR (5.5% p.a.)	142	2,117
	6-Months LIBOR + 1.25% p.a. to 2.25% p.a. (6.8% p.a.)	3,819	7,688
	3-Months LIBOR + 1.75% p.a. (7.2% p.a.)	2,267	1,870
	Fixed interest of from 1.12% p.a.	6,324	1,329

		1,133,765	1,108,057

Current		(172,264)	(156,807)

Long-term liabilities		961,501	951,249

The company provided letters of guarantee for the transactions above.

Future disbursements due on these contracts, per year of maturity, amount to:

Year	03.31.2007	12.31.2006

	(non audited)

2007	88,159	113,382
2008	121,350	118,780
2009	111,834	110,683
2010	110,160	106,991
2011	111,632	107,771
After 2011	418,366	393,642

	961,501	951,249

Financial leases in US GAAP
In US GAAP financial reports, TAM had 39 operational lease contracts in 1Q07 (Airbus A319 - 9, Airbus A320 -14, Airbus A330 - 8 e Fokker 100 - 8), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases. Engines and spare parts are also considered financial leases.

Glossary

Paid Passengers	Total number of passengers who actually paid and flew on all TAM flights transported

RPK
Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK	Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff	Represents the results of the total passenger revenue divided by total paid passengers transported

Yield	Average amount paid per passenger to fly one kilometre.

RASK	Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK	Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat- kilometre

Load factor	Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor	BELF is the load factor that equalize passenger revenues and operating costs
(BELF)

Market Share	Company’s share in the total market demand (measured in RPK)

Capacity Share	Company’s share in the total market offer (measured in ASK)

Flight Hour	Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs	The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Libano Miranda Barroso (CFO)
Cristina Betts (Dir. Corporate Planning and Controlling)
Roberta Noronha (Manager Investor Relations)
Jorge Helito (Investor Relations Analyst)
Andre Ferreira (Investor Relations Analyst)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 50.7% domestic market share and 69.7% international market share at the end of April 2007. TAM operates regular flights to 48 destinations throughout Brazil. It serves 75 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.8 million subscribers and has awarded more than 4.2 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.